Exhibit 99.3

License and Distribution Agreement

Image Sensing Systems, Inc.

and

Econolite Canada Inc.

and

Econolite Control Products, Inc.

International Exclusive License and Distribution Agreement

THIS LICENSE AND DISTRIBUTION AGREEMENT (“Agreement”) is made as of January 2, 2011 (“Effective Date”) by and among IMAGE SENSING SYSTEMS, INC., a Minnesota corporation having its principal place of business at 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, Minnesota 55104 U.S.A. (“ISS”) and Econolite Canada Inc., an Ontario corporation having its principal place of business at 110 Travail Road, Markham, ON, Canada, L3S 3J1 (“ECI”) and Econolite Control Products, Inc., a [California] corporation having its principal place of business at 3360 East La Palma Avenue, Anaheim, CA 92806-2856, USA (“ECPI”).

BACKGROUND

(a)                 ISS has granted certain rights to ECPI in connection with the distribution of the Products;

(b)                 ECPI and ECI are affiliated corporations;

(c)                 ECPI has the right to distribute the Autoscope Products in the Territory but has not received any right to distribute the RTMS Products in the Territory;

(d)                 It is in the interest of ECPI that ECI have the right to distribute the Products in the Territory.

ARTICLE 1.   DEFINITIONS

1.1                PRODUCTS: “Products” shall mean all equipment outlined in Exhibit A.

1.2                TERRITORY: “Territory” shall mean Canada.

1.3                CUSTOMER(S): “Customer(s)” shall mean end-user(s) of the Products who have purchased the Products from ECI for its internal use.

1.4                FORCE MAJEURE: “Force Majeure” shall mean any event or condition beyond the reasonable control of either party which prevents the performance by one of the parties of its obligations hereunder or which renders the performance of such obligations so difficult or costly as to make such performance commercially unreasonable, including acts of State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy or other supplies, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion, or any refusal or failure of any governmental authority to grant any export license legally required.

1.5                CONFIDENTIAL INFORMATION: “Confidential Information” shall mean all information designated by a party as confidential and which is disclosed by ISS to ECI, is disclosed by ECI to ISS, or is embodied in the Products, regardless of the form in which it is disclosed, relating to markets, customers, products, patent applications that are not yet opened for public inspection, inventions, procedures, methods, designs, strategies, plans, assets, liabilities, prices, costs, revenues, profits, organization, employees, agents, resellers or business in general, or, in the case of ISS, the algorithms, programs, user interfaces and organization of any ISS Software for the Products. The following shall not be considered Confidential Information for purposes of this Agreement:

(a)                 Information which is or becomes in the public domain through no fault or act of the receiving party;

(b)                 Information which was independently developed by the receiving party without the use of or reliance on the disclosing party’s Confidential Information;

(c)                 Information which was provided to receiving party by a third party under no duty of confidentiality to the disclosing party; or

(d)                 Information which is required to be disclosed by law, provided, however, prompt prior notice thereof shall be given to the party whose Confidential Information is involved.

ARTICLE 2.   LICENSE

2.1                SCOPE: ISS hereby appoints ECI, and ECI hereby accepts such appointment, as the exclusive licensee for the distribution of the Products in the Territory, subject to all the terms and conditions of this Agreement. ECPI hereby consents to the granting of such license.

2.2                MANUFACTURING AND DISTRIBUTION: ISS grants ECI certain rights of manufacturing for the Territory as outlined on Exhibit A. ECI may elect to purchase certain of the Products from ISS. The cost to ECI for those products is outlined on Exhibit B, for such time as ISS can provide product. From and after the time when a contract manufacturer has been approved by the parties hereto, the cost listed on Exhibit B shall be amended to such agreed upon cost. ECPI hereby consents to the granting of such license provided that, to the extent reasonably practicable, ECI works with contract manufacturers selected by ECPI.

2.3                ECI ASSOCIATES: Subject to Clause 13.6 (non-assignment), and upon ISS’s prior written approval, ECI may appoint one or more sub-distributors, resellers, distributors or agents to market and resell the Products within the Territory (collectively “ECI Associates”), provided, however, ECI shall remain fully liable for the performance of any ECI Associate and ECI hereby indemnifies and holds ISS harmless from all damages, losses, costs or expenses arising in any manner from any act or omission on the part of any ECI Associate. ECI shall furnish ISS with a copy of any such appointment agreement with any ECI Associate.

ARTICLE 3.   TERM

This Agreement shall have an initial term of seventeen (17) years; provided however that either party may cancel the Agreement with three (3) years notice.

ARTICLE 4.   OBLIGATIONS OF ECI

4.1                GENERAL BUSINESS:

(a)                 ECI shall maintain a place of business within the assigned Territory which shall be open during normal business hours.

(b)                 ECI shall be solely responsible for payments of all expenses for operation of its business including, without limitation, employee’s salaries and commissions, rents, and fees.

4.2                MARKETING: ECI shall have the following obligations with respect to the marketing and distribution oldie Products:

(a)                 ECI shall provide competent sales and technical support personnel who will apply their reasonable commercial efforts to promote distribution of the Products in a professional manner that is consistent with the good standing of the Products;

(b)                 ECI shall designate at least one (1) Products specialist to receive training on the RTMS Products at ISS or other mutually agreeable location at resellers expense, to be arranged within thirty (30) days of the Effective Date;

(c)                 ECI shall install only authorized models or versions of the Products as supplied for Customers in the Territory;

(d)                 ECI shall NOT sell the Products outside the Territory and ECI must furthermore ensure that any ECI Associates are equally committed in their respective sub-distributor agreements. ECI shall furthermore use reasonable efforts to require clients and/or end-users within the Territory not to resell or export the Products outside of the Territory except with the prior written agreement of ISS.

(e)                 ECI shall not sell products directly competing with ISS Products; and

(f)                  ECI shall abide by all applicable laws and regulations in the Territory or the United States of America, including, if applicable, the U.S. Export Administration Regulations and the U.S. Foreign Corrupt Practices Act.

4.3                INTELLECTUAL PROPERTY:

(a)                 OWNERSHIP: ECI hereby acknowledges ISS retains all right, title and interest in and to the patents, copyrights, software and other intellectual property rights in the Products and that the ISS Software in such Products is to be provided to Customers only through sublicense.

(b)                 NON-DISASSEMBLY: ECI shall not, directly or indirectly, reverse engineer, decompile or disassemble the Products and shall not knowingly allow any other person to do so.

(c)                 THIRD PARTY INFRINGEMENTS: ECI shall promptly notify ISS in writing of any unauthorized use of ISS’s trademarks or similar marks which may constitute an infringement or passing off of ISS’s trademarks that come to its attention in the Territory. ISS reserves the right, in its sole discretion, to institute any proceedings against such third party infringers, and ECI shall refrain from doing so. ECI shall cooperate fully with ISS in any legal action taken by ISS against such third parties, provided that ISS shall pay all expenses of such action and all damages which may be awarded or agreed upon in settlement of such action shall accrue to ISS.

(d)                 PROPER USE: ECI shall not adopt, use or register any words, phrases or symbols which are identical to or confusingly similar to any of ISS’s trademarks.

ARTICLE 5.   OBLIGATIONS OF ISS

5.1                PRODUCT ENGINEERING: ISS shall be responsible for the engineering design of the Products and shall furnish to ECI designs, mechanical drawings, etc. as to allow ECI to either directly or indirectly manufacture the Products. ISS shall also provide object code for the Products. ISS shall be responsible for the ongoing maintenance of the designs, source code and object code. The engineering designs for the RTMS products may not be available to the degree that they would be adequate for purpose as contemplated under the manufacturing license for RTMS products as per Exhibit A and in keeping with Section 2.2 of this agreement at the time of execution of this contract. Should that be the case and if and until such adequate to purpose engineering designs can he made available by ISS, ISS agrees to provide the RTMS products to ECI as per Section 2.2 of this agreement at a unit price as scheduled as per Exhibit B.

5.2                PROMOTIONAL MATERIALS: ISS shall furnish ECI with descriptive literature, instructional material, and Products availability information, in whatever medium, when available in support of the promotion and distribution of the Products. ECI shall have the right to translate any or all such material into the French language for distribution into French speaking areas in the Territory.

5.3                MARKET TRENDS: ISS shall make reasonable commercial efforts to keep ECI informed of market trends, and competitive products with respect to the Products and other pertinent information, which may aid ECI in promoting the Products.

5.4                NEW PRODUCTS: ISS shall keep ECI informed of ISS’s new Products and shall make reasonable commercial efforts to provide such information in advance of the initial introduction of such Products, provided that such information shall be only that information which may aid ECI in promoting the Products.

5.5                RESPONSIBILITY: ISS shall be solely responsible for the design, development and performance of the Products (as limited by the terms of the warranty herein) and for the legal protection of its trademarks, trade names, copyrights, and patents.

5.6                TRAINING: ISS shall provide reasonable amounts of training to ECI’s sales and technical support personnel at no charge, provided that ECI shall be responsible for its own travel expenses.

5.7                TRADE SHOWS: If desired by ECI, ISS shall provide technical personnel and other support as may be mutually agreeable to enable ECI to attend and participate in recognized traffic management related trade shows or expositions in or near the Territory to promote the Products. ECI shall bear the cost of ISS support.

5.8                PRODUCT SERVICE: ISS shall provide second level technical support to ECI.

5.9                PRODUCT CHANGES: ISS reserves the right, in its sole discretion and upon reasonable notice to ECI, to alter the specifications for Products, to discontinue the production of any of the Products, to discontinue the development of any new Products (whether publicly announced or not) or to commence the sale of new products which replace any of the Products. Any such replacement products shall be considered to be “Products” within the meaning of this Agreement.

ARTICLE 6.   PROFIT SHARING AND PAYMENTS

6.1                PROFIT SHARING: As consideration for the license. ECI agrees to pay ISS a profit sharing on Product sold. The formula for profit sharing shall he as follows. ECI shall calculate profit as the net sale minus the cost of the product as determined on purchase from ECPI on Autoscope purchases and from the subcontract manufacturer for RTMS purchases (“Gross Profit”). Except for a five (5%) percent overhead charge based on the cost of the product as determined on purchases from ECPI and the subcontract manufacturer, there shall be no allowance to the cost of product for selling, administrative or post-sale expense (i.e. such as warranty costs, etc.). The Gross Profit calculated shall then be divided by 2 the result of which is the profit share owed to ISS.

6.2                PAYMENT TERMS: Payment on profit sharing shall be made within 45 days after installation and customer acceptance of Products, but in no event shall the profit sharing payment due on Products be paid to ISS later than fifteen (15) days after ECI receives payment on its invoices for Products. If ECI receives partial payment on an invoice, whether by reason of an installment payment plan or customer holdback, the profit sharing payment on such partial payment shall be paid pro-ratably to ISS no later than 15 days after ECI receives such partial payment. Unless otherwise arranged in writing with ISS, ECI shall pay ISS in U.S. Dollars.

6.3                TAXES AND DUTIES: Except as provided in Clause 6.4, ECI shall be solely responsible for all taxes, duties, import deposits or other similar government charges in connection with the Products.

6.4                INCOME TAX WITHHOLDING: If and only to the extent that ECI is required by income tax laws in the Territory to withhold income taxes owed by ISS, ECI may so withhold such taxes from payments otherwise due to ISS and shall promptly pay such taxes to the appropriate tax authorities in the Territory on behalf of ISS. ECI shall then provide ISS with written documentation of such tax payment in a form reasonably acceptable to the U.S.A. Internal Revenue Service for purposes of foreign tax credits.

6.5                AUDIT RIGHTS: ECI grants ISS full rights to audit the profit sharing calculation upon reasonable notice. Such audit shall be performed by ISS’s independent public accountant and the results thereof shall be confidential information of ECI. ECI shall be entitled to receive a copy of the auditor’s report. In the event that it is determined by ISS that ECI miscalculated the profit sharing payment, ECI shall immediately pay any such profit sharing amount which ISS can reasonably demonstrate was due to ISS.

ARTICLE 7.   IMPORT AND EXPORT OF PRODUCTS

7.1                IMPORT DOCUMENTATION: If applicable, ECI shall be responsible for obtaining all licenses and permits required to import the Products into the Territory in accordance with applicable laws or regulations in the Territory.

7.2                EXPORT REGULATIONS: If applicable, ECI shall supply ISS on a timely basis with all necessary information and documentation requested by ISS for export of the Products in accordance with U.S. export control laws or regulations.

7.3                ASSURANCE: If applicable, ECI hereby assures ISS that ECI shall not re-export the Products directly or indirectly to any destination forbidden under the then-applicable U.S. Export Administration Regulations unless such Regulations expressly do not prohibit or restrict such re-export or unless the U.S. Commerce Department’s Bureau of Export Administration has granted authorization in writing.

ARTICLE 8.   WARRANTIES & INDEMNIFICATION

8.1                WARRANTY TO ECI: ISS hereby represents and warrants to ECI:

(a)                 ISS owns or has the lawful right from others to grant the rights to market and distribute the Products as set forth in this Agreement; and

(b)                 ISS has no knowledge of any infringement by the Products of any third party intellectual property rights, such as patents, copyrights, trade secrets, or trademarks.

8.2                PRODUCT WARRANTY TO CUSTOMERS: ECI is solely responsible for warranties ECI makes to its Customers.

8.3                LIMITED WARRANTY: THE WARRANTIES SET FORTH IN CLAUSES 8.1 and 8.2 ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WHICH ARE HEREBY DISCLAIMED AND EXCLUDED BY ISS, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ALL OBLIGATIONS OR LIABILITIES ON THE PART OF ISS FOR DAMAGES ARISING OUT OF OR IN CONNECTION WITH THE DISTRIBUTION, USE, REPAIR OR PERFORMANCE OF THE PRODUCTS.

8.4                INDEMNIFICATION:

(a)                 ISS hereby agrees to indemnify, defend and hold ECI harmless from any third party suit, claim or other legal action (“Legal Action”) that alleges the Products, or any of them, infringe any United States patent, copyright, or trade secret, including any reasonable costs or legal fees thereby incurred by ECI. ECI shall give written notice of any Legal Action within fifteen (15) days of ECI’s first knowledge thereof, and any failure to give such notice to ISS shall terminate ISS’s duty of indemnification hereunder. ISS shall have sole and exclusive control of the defense of any Legal Action, including the choice and direction of any legal counsel. ECI may not settle or compromise any Legal Action without the written consent of ISS. If a Product is found to infringe any such third party intellectual property right in such a Legal Action, then in addition to ISS’s paying the amount of any judgment, at ISS’s sole discretion and expense, ISS may (a) obtain a license from such third party for the benefit of ECI and its customers; (b) replace or modify the Product so that it is no longer infringing; or (c), if neither of the foregoing is commercially feasible, terminate this Agreement with no further liability to ECI or its customers.

(b)                 ECI shall indemnify and hold ISS harmless from and against any losses, damages, expenses and liabilities (including, but not limited to claims for death, for personal or bodily injuries, or for property damage) arising out of or in conjunction with the Products sold by ECI pursuant to this Agreement, other than liabilities arising out of the design of the Products, and any acts or omissions of or on behalf of ECI and/or its employees related to this Agreement.

ARTICLE 9.   LIMITATION OF LIABILITY

9.1                DELAY: ISS SHALL NOT BE LIABLE FOR ANY LOSS OR DAMAGE CAUSED BY DELAY IN FURNISHING THE PRODUCTS OR ANY SERVICES OR ANY OTHER PERFORMANCE UNDER THIS AGREEMENT.

9.2                CONSEQUENTIAL DAMAGES: ISS SHALL HAVE NO LIABILITY OF ANY KIND FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL LOSSES OR DAMAGES, EVEN IF ISS SHALL HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE BY ECI OR ECI’S CUSTOMERS. IN NO EVENT SHALL ISS BE LIABLE FOR ANY DAMAGES IN EXCESS OF THE AGGREGATE AMOUNTS ACTUALLY PAID BY ECI TO ISS UNDER THIS AGREEMENT.

ARTICLE 10.   CONFIDENTIALITY

10.1            CONFIDENTIAL INFORMATION: All Confidential Information shall be deemed confidential and proprietary to the party disclosing such information hereunder. Each party may use the Confidential Information of the other party during the term of this Agreement only as permitted or required for the receiving party’s performance hereunder. The receiving party shall not disclose or provide any Confidential Information to any third party and shall take reasonable measures to prevent any unauthorized disclosure by its employees, agents, contractors or consultants during the term hereof including appropriate individual nondisclosure agreements.

10.2            TERM: The foregoing duty shall apply to any Confidential Information for a period of five (5) years from the date of its disclosure.

ARTICLE 11.   TRADEMARKS

11.1            USE OF TRADEMARKS: ISS hereby grants to ECI, and ECI hereby accepts an exclusive, nontransferable, and royalty-free license to use the ISS trademarks related to the Products solely in connection with the distribution, promotion, advertising and maintenance of the Products in the Territory. ECI is not granted any right, title or interest in such trademarks other than the foregoing limited license, and ECI shall not use any ISS trademarks as part of ECI’s corporate or trade name or permit any third party to do so.

ARTICLE 12.   TERMINATION

12.1            TERMINATION: This Agreement may be terminated earlier by either party upon written notice to the other party:

(a)                 If the other party files a petition of any type as to its bankruptcy, is declared bankrupt, becomes insolvent, makes an assignment for the benefit of creditors, goes into liquidation or receivership, or otherwise loses legal control of its business involuntarily;

(b)                 If the other party is in material breach of this Agreement and has failed to cure such breach within thirty (30) days of receipt of written notice thereof from the first party;

(c)                 If an event of Force Majeure continues for more than six (6) months; or

(d)                 If ISS so elects due to a Legal Action, as specified in Clause 8.4 (Indemnification) above; or

(e)                 as described in ARTICLE 3:.

12.2            OBLIGATIONS ON TERMINATION: In the event of termination of this Agreement for any reason, the parties shall have the following rights and obligations:

(a)                 Neither party shall be released from the obligation to make payment of all amounts then or thereafter due and payable;

(b)                 Each party’s duties of confidentiality under ARTICLE 10: and of compliance with applicable U.S. export control laws under Clause 7.2 hereof shall survive termination of this Agreement;

(c)                 Each party shall return all other items of Confidential Information to the other party; and

(d)                 ECI shall immediately cease any use of the ISS trademarks in any manner. In addition, ECI hereby empowers ISS and shall assist ISS, if requested, to cancel, revoke or withdraw any governmental registration or authorization permitting ECI to use ISS trademarks in the Territory.

12.3            POST-TERMINATION OBLIGATIONS: ARTICLE 8: (Warranties & Indemnification), ARTICLE 9: (Limitation of Liability), ARTICLE 10: (Confidentiality), ARTICLE 13: (General Provisions), and Clause 12.2 (Obligations on Termination), shall survive any termination or expiration of this Agreement, provided that ARTICLE 10: (Confidentiality) shall survive for five (5) years.

12.4            NO COMPENSATION: In the event of any termination of this Agreement under Clause 12.1, subject to Clause 12.2(a), neither party shall owe any compensation to the other party for lost profits, lost opportunities, good will, or any other loss or damage as a result of or arising from such termination.

ARTICLE 13.   GENERAL PROVISIONS

13.1            RELATIONSHIP: This Agreement does not make either party the employee, agent, or legal representative of the other for any purpose whatsoever. Neither party is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the other party. Each party is acting as an independent contractor.

13.2            FORCE MAJEURE: Upon written notice to the other party, a party affected by an event of Force Majeure shall be suspended without any liability on its part from the performance of its obligations under this Agreement, except for the obligation to pay any amounts due and owing hereunder. Such notice shall include a description of the nature of the event of Force Majeure, and its cause and possible consequences. The party claiming Force Majeure shall also promptly notify the other party of the termination of such event. During the period that the performance by one of the parties of its obligations under this Agreement has been suspended by reason of an event of Force Majeure, the other party may likewise suspend the performance of all or part of its obligations hereunder to the extent that such suspension is commercially reasonable.

13.3            ENTIRE AGREEMENT: This Agreement, including the Exhibits constitutes the entire agreement of the parties and supersedes all proposals, oral or written, and all negotiations, conversations, discussions, previous distribution or value added reseller agreements heretofore between the parties. ECI hereby acknowledges that it has not been induced to enter into this Agreement by any representations or statements, oral or written, not expressly contained herein.

13.4            AMENDMENT: This Agreement may not be modified, amended, rescinded, canceled or waived, in whole or in part, except by written amendment signed by both parties hereto.

13.5            GOVERNING LAW: This Agreement shall be governed by and interpreted under the laws of the State of Minnesota in the United States of America, excluding the state of Minnesota’s choice of law rules and excluding the United Nations Convention on the International Sale of Goods.

13.6            NON-ASSIGNMENT: Neither party shall have the right to assign or otherwise transfer its rights and obligations under this Agreement except with the prior written consent of the other party; provided, however, either party may assign any or all of its rights and obligations hereunder to any of its subsidiaries, provided that the assigning party shall remain fully liable for the performance of all its obligations hereunder; and further provided that a successor in interest by merger, by operation of law, assignment, purchase or otherwise of all or substantially all the business of either party may acquire its rights and obligations hereunder. Any prohibited assignment shall be null and void.

13.7            NOTICES: Notices permitted or required to be given hereunder shall be deemed sufficient if given by private courier service or by facsimile addressed to the respective addresses of the parties as first above written or at such other addresses as the respective parties may designate by like notice from time to time. Notices so given shall be effective upon receipt by the party to which notice is given.

13.8            SEVERABILITY: If any provision of this Agreement is found unenforceable under any laws or regulations applicable thereto, such provision terms shall be deemed stricken from this Agreement, but such invalidity or unenforceability shall not invalidate any of the other provisions of this Agreement.

13.9            COUNTERPARTS: This Agreement may be executed in two or more counterparts in the English language, and each such counterpart shall be deemed an original hereof. In case of any conflict between the English version and any translated version of this Agreement, the English version shall govern.

13.10         NON-WAIVER: No failure by either party to take any action or assert any right hereunder shall be deemed to be a waiver of such right in the event of the continuation or repetition of the circumstances giving rise to such right.

13.11         BINDING: This Agreement is binding upon and inures to the benefit of the parties and their respective successor and permitted assigns.

SIGNATURES

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives below.

IMAGE SENSING SYSTEMS, INC.		ECONOLITE CANADA INC.

By	/s/ Kenneth R. Aubrey	By	/s/ Charles S. Toth
Name:	Kenneth R. Aubrey	Name:	Charles S. Toth
Title:	President & CEO	Title:	Chief Operating Officer
Date:	May 5, 2011	Date:	Apr. 15, 2011

ECONOLITE CONTROL PRODUCTS, INC.

By	/s/ David St. Amant
Name:	David St. Amant
Title:	Chief Operating Officer
Date:	4/18/2011

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